EXHIBIT 5.1

(Letterhead of Igler & Dougherty, P.A.)

July     , 2005

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

RE:	Registration Statement on Form S-3

Ladies and Gentlemen:

We have represented Bancshares of Florida, Inc. (“Bancshares”) in connection with the preparation of a Registration Statement on Form S-3 (“Registration Statement”) relating to an offering of up to 165,354 shares (“Shares”) of Bancshares common stock, $0.01 par value. The Shares are being offered for sale by certain shareholders of Bancshares who received the shares through a transaction involving the exchange of Bancshares’ preferred stock for common stock. Bancshares is registering the shares to enable the selling shareholders to resell the shares in the public market from time to time or on a delayed basis.

In connection with this opinion, we have reviewed: (a) the Registration Statement, (b) Bancshares’ Articles of Incorporation, as amended, (c) Bancshares’ Bylaws, as amended; (d) the Resolutions adopted by Bancshares’ Board; and (e) such other certificates and instruments and have made such investigation of law as we have deemed appropriate for purposes of giving the opinion expressed.

Based upon the foregoing, we are of the opinion that the shares, have been legally issued and are fully paid and non-assessable shares.

Sincerely,

IGLER & DOUGHERTY, P.A.